

March 24, 2021

Tahir Mahmood, Ph.D.
Chief Executive Officer
Applied Molecular Transport Inc.
1 Tower Place, Suite 850
South San Francisco, California 94080

> **Re: Applied Molecular Transport Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 19, 2021**
> **CIK No. 0001801777**

Dear Dr. Mahmood:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Coke